PMU News Release #06-25 TSX, AMEX Symbol PMU December 14, 2006

PACIFIC RIM MINING CLARIFIES RECENT NEWS
ON SANTA RITA AND EL DORADO DRILL PROGRAMS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) wishes to provide shareholders with clarification of its news release of December 13, 2006 (#06-24). The Company assures shareholders that yesterday's press release pertains only to the Santa Rita project and has no impact on its flagship El Dorado gold project where the Company’s drilling and development programs, ongoing for the past 4½ years, remain in progress and poised for further success.

In the past 3 months the Company has announced three new gold discoveries on the El Dorado project (see news releases #06-17, #06-22 and #06-23), and most recently announced a number of high grade intercepts in the Balsamo gold zone. In addition, the Company recently announced its receipt of a permit from the El Salvadoran government to conduct a drill program on its south El Dorado project claims, and will utilize the drill rig from the Santa Rita program to test a number of high priority gold targets in the south El Dorado claims until such time as the Santa Rita program resumes.

The Company has earned the support of the vast majority of the local residents at both Santa Rita and El Dorado, but this support is particularly strong at the El Dorado project, primarily because of the length of time the Company has worked in the area and the multitude benefits this work has brought to the El Dorado area communities. The Company is confident that the social license it has earned at El Dorado is and will remain strong going forward. The Company will continue to cultivate its wide support base amongst the local residents at Santa Rita, and by its proactive actions announced yesterday, hopes to establish positive working relationships with all stakeholders.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,

“Thomas C. Shrake”
Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: successful resolution of the Santa Rita conflict; the timing and eventuality of resumption of the Santa Rita drill program; anticipated drilling plans for the El Dorado project; the nature of future results and potential for new discoveries at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com